OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997





                             CONTENTS



                                                        Page

Statements of Transfer Fee Billings                       1

Summary of Costs Incurred                                 2

Rate of Return on Investment                              3

Rail Car Maintenance Facility
  Report for the Year 1997                           (Attachment)


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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997
                                       October 1997                   November 1997                      December 1997
                               Tons   Unit Price    Amount    Tons     Unit Price    Amount    Tons     Unit Price     Amount
                                      (per ton)     (000)              (per ton)     (000)              (per ton)      (000)
SERVICE TO AFFILIATES

  Indiana Michigan Power
  Company and AEP
  Generating Company:
    Rockport Plant . . . . .   702,709   $1.43      $1,005      967,071   $1.43      $1,383    1,074,173   $1.31       $1,407
  Indiana Michigan Power
  Company:
    Tanners Creek. . . . . .    23,377   $1.43          34         -        -          -            -        -           -
  Indiana Kentucky Electric
  Corp:
    Clifty Creek . . . . . .   107,252   $1.43         153      109,022   $1.43         156      141,964   $1.31          186

SERVICE TO NON-AFFILIATES

  Coal Service . . . . . . .   318,777   $1.06         338      264,916   $1.23         327      256,162   $1.16          296

  Sand Service . . . . . . .    19,202   $0.41           8       38,332   $0.45          17       36,645   $0.57           21

    TOTAL. . . . . . . . . . 1,171,317              $1,538    1,379,341              $1,883    1,508,944               $1,910


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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997

                                                           Three
                                                           Months
                        October    November    December    Ended
                         1997        1997        1997    12/31/97
                                     (in thousands)

Rents. . . . . . . . .  $  589      $  589      $  591    $1,769
Labor-UMW* . . . . . .     197         191         196       584
Benefits-UMW*. . . . .     188         134         179       501
Salaries and
  Benefits-Nonunion. .      49          46          52       147
Materials & Supplies .     351          17         123       491
Billed Services. . . .    (151)        103         161       113
Taxes**. . . . . . . .      26          60          59       145
Administrative and
  General. . . . . . .     202         159         242       603
Inventory
 Adjustments***. . . .     (25)         64          87       126
Electricity. . . . . .      80          77          74       231
Cost-of-Capital. . . .      58          61          47       166

          Total. . . .  $1,564      $1,501      $1,811    $4,876



  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.


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                        OHIO POWER COMPANY
       COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
                  Rate of Return on Investments

                                                       After-Tax
              Capitalization   Percent   Effective     Weighted
Component      at 12/31/97    of Total     Cost    Rate of Return
                   (000)

Long-Term Debt   $  960,665(a)  41.05%     7.45%(c)       3.06%

Preferred Stock      29,392      1.26%     5.00%(c)        .06%

Common Stock      1,350,147(b)  57.69%    12.81%(d)       7.39%

Total            $2,340,204    100.00%                   10.51%*


(a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
(b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
(c)  Embedded Cost at 12/31/97.
(d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.
 * Rate will be applied for billing purposes to the twelve months period commencing April 1, 1998.




                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                  RAIL CAR MAINTENANCE FACILITY
                  ANNUAL REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 22977 and 25427
               FOR THE YEAR ENDED DECEMBER 31, 1997














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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                  RAIL CAR MAINTENANCE FACILITY
             STATEMENT OF BILLINGS AND COSTS INCURRED
                        FOR THE YEAR 1997

                                 Affiliated  Unaffiliated   Total
                                           (in thousands)
Revenues:

  Indiana Michigan Power Company.  $2,651         -        $2,651

  Ohio Power Company. . . . . . .      29         -            29

  Ohio Valley Electric Company. .     222         -           222

  Unaffiliated Companies. . . . .    -            13           13

    Total Revenues. . . . . . . .   2,902         13        2,915

Cost of Sales:

  Labor . . . . . . . . . . . . .     169          2          171

  Material. . . . . . . . . . . .   1,469          6        1,475

  Overheads . . . . . . . . . . .   1,264          5        1,269

    Total Cost of Sales . . . . .   2,902         13        2,915

Gross Margin. . . . . . . . . . .  $ -          $ -        $ -

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.

The above cost of sales does not include $165,000 of deferred expenses as of December 31, 1997 related to December work performed but not yet billed.